

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

Via E-mail
Stanley Windhorn
CEO and Director
Green Meadow Products, Inc.
1010 Industrial Road, Ste. 70
Boulder City, Nevada 89005

> **Re: Green Meadow Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 29, 2014**
> **File No. 333-198993**

Dear Mr. Windhorn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

1. We note that your registration statement includes various references to the entertainment and film industry, on pages 6, 8, 18, and 20, for example, despite disclosure indicating that your primary business involves the distribution and production of natural pain relief products for pets. Please remove any statements in the prospectus that are inapplicable to your current or prospective business plans.

2. Please explain your statement on pages 2 and 7 that your shares will be "liquid" upon the completion of this offering. In this regard, we note your statement on page 10 that shares traded on the OTC Bulletin Board tend to be highly illiquid.

Risk Factors, page 8

3. We note your disclosure at page 16 that you have not obtained a manufacturer for your natural pain relief product. Please revise your disclosure to include a specific risk factor addressing this issue.

We may be unable to scale our operations successfully, page 10

4. Please revise your disclosure on page 10 and throughout the prospectus to clarify that you currently have only one employee.

Determination of Offering Price, page 12

5. Please explain how your sales of shares to shareholders in private placement transactions were exempt from registration under Rule 144. In this regard, we note that the exemptions described under Rule 144 relate to an applicable safe harbor for public resale of restricted and control securities. Please revise your disclosure accordingly.

Description of Business, page 17

6. Please expand your disclosure to discuss your acquisition of the pain relief formula from Hector Medina. In this regard, please summarize the material terms of the agreement, including the applicable payment terms. Additionally, please identify any licenses that you were granted under the agreement, and to the extent that the agreement is ongoing, the duration and material termination provisions.

Sales and Marketing, page 17

7. Please expand your disclosure to discuss the sale of rights to your pain relief formula, including the parties to whom your rights were sold and a summary of any material contracts.

8. We note on page 17 that you sold the design rights of the Paw Pal to specific countries. Please expand your disclosure to identify the specific parties that purchased the design rights. Additionally, please expand your disclosure to discuss the sale of the design rights of the Paw Pal, including a summary of any material contracts.

Pain Relief Formula, page 17

9. Please expand your disclosure to identify the natural ingredients in your pain relief formula.

10. Please clarify the species of animals that you intend to use your product.

11. Please expand your disclosure to explain why you believe that your pain relief product relieves pain in animals. In this regard, please discuss any studies you or anyone else has completed to determine that your product or a related product relieves pain. Alternatively, please clarify that you are not aware of any studies of your product for the treatment of pain relief in animals.

Industry Overview, page 18

12. In order to provide an indication of the expected market for your product candidates, please expand your disclosure of total yearly pet industry expenditures in the U.S to specifically highlight the amounts spent on (i) animal dietary supplements to treat pain and (ii) pet supplies, to the extent known.

Competition, page 19

13. Please expand your disclosure to further explain how you could lose the ability to distribute certain products should a competitor obtain exclusive rights and identify the specific products you are referring to.

14. Please identify the company that owns the natural pain relief product similar to your own that you sold under a private label.

15. Please expand your disclosure to explain if any of your competitors are selling similar products for animals and identify any such products.

16. We note that you previously contracted with a different company that was selling a similar natural pain relief product. We also note that similar products to yours are available from numerous other sources. Please expand your disclosure to specifically explain how your product differs from these other products.

Regulation, page 20

17. We note on page 17 and 18 that your product is intended to relieve pain in animals. Please discuss how your sale of this product will comply with the Federal Food, Drug, and Cosmetic Act. In this regard, please discuss whether you believe that your product meets the definition of a drug under 21 U.S.C. § 321(g)(1)(B). Please also expand your disclosure to discuss how you believe your product will be regulated by the FDA.

Intellectual Property & Proprietary Rights, page 20

18. Please explain how you plan to obtain and maintain effective intellectual property rights for your natural pain relief product. Alternatively, if you do not have plans to protect certain intellectual property, please clarify why you cannot patent your acquired pain relief formula and explain how this will impact your business.

Executive Officers and Directors, page 21

19. We note that Mr. Windhorn has served as the CEO since June 22, 2012. Please expand your disclosure to briefly describe Mr. Windhorn's business experience during the past five years as required under Item 401(e) of Regulation S-K.

Summary Compensation Table, page 22

20. We note in the table on page 22 that Mr. Windhorn was granted 7,100,000 shares of common stock in 2013. We also note your statements that you did not pay any salaries in 2013-2014 and that Mr. Windhorn was granted common shares totaling 7,000,000 in 2012-2013. Please revise your disclosure to clarify the number of shares granted to Mr. Windhorn and the year that these shares were granted. In this regard, we note on page 29 that Mr. Windhorn was granted 7,100,000 shares on July 1, 2012.

Employment Agreement, page 22

21. Please expand your disclosure to provide the material terms of Mr. Windhorn's employment agreement.

Security Ownership of Certain Beneficial Owners and Management, page 23

22. Please update your table with respect to the beneficial ownership of the common stock of the company as of the most recent practicable date.

Related Party Transactions, page 24

23. Please expand your disclosure to explain how Autovative Products and Hector Medina are related persons under Item 404 of Regulation S-K.

Revenue Recognition, page F-8

24. Please disclose your revenue recognition policy for your sub- license agreements. Also disclose, in a separate note, the terms and obligations of these agreements and separately for each significant agreement.

Liquidity and Capital Resources, page 27

25. Your disclosure herein is not consistent with the substantial doubt disclosed in your financial statements regarding your ability to continue as a going concern. Please revise accordingly.

Item 15. Recent Sales of Unregistered Securities, page 29

26. We note that you issued shares in various private offerings pursuant to Regulation D of the Securities Act. Please identify the specific exemption under Regulation D that you relied upon to issue shares without registration and state briefly the facts relied upon to make the exemption available.

27. Please expand your disclosure related to the issuance of 34,000 shares to shareholders of Autovative Products and 100,000 shares to Hector Medina to identify the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

28. Please confirm that no additional equity issuances such as options, warrants, preferred stock, common stock, etc. were made subsequent to June 30, 2014 or provide us a table and narratives that disclose all equity issuances to date.

Exhibits Index, page 30

29. Please file the employment agreement between the company and Mr. Windhorn as an exhibit.

30. Please file the contract for the acquisition of the pet natural pain relief formula as an exhibit.

Signatures, page 32

31. Please include the signature of your principal accounting officer or controller, or revise the signature block for Mr. Windhorn to indicate his additional capacity to sign the registration statement as principal accounting officer or controller.

Exhibit 5.1

32. We note that Exhibit 5.1 provides counsel's opinion as to the legality of 1,100,500 shares held by the Selling Stockholder. Please revise your legal opinion to specifically address the 463,500 shares of common stock being registered for resale by shareholders in the instant offering.

General

33. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

34. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kei Nakada at (202) 551-3659 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ *Bryan J. Pitko* <u>for</u>

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Mont E. Tanner
        2950 East Flamingo Road, Suite G